January 19, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Larry Spirgel
Matthew Crispino
Robert Littlepage
Claire DeLabar

Re:	Corsair Gaming, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Corsair Gaming, Inc. (the “Registrant”), dated January 19, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:45 p.m. Washington, D.C. time, on January 21, 2021 or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours, GOLDMAN SACHS & CO. LLC BARCLAYS CAPITAL INC CREDIT SUISSE SECURITIES (USA) LLC As representatives of the Underwriters listed in Schedule I of the Underwriting Agreement
By:	Goldman Sachs & Co. LLC

By:	/s/ William Connolly
Name:	William Connolly
Title:	Managing Director

By:	Barclays Capital Inc.

By:	/s/ Laurence Braham
Name:	Laurence Braham
Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Owen Bittinger
Name:	Owen Bittinger
Title:	Managing Director

[Signature Page to UW Acceleration Request]